Exhibit 99.2

ICON Energy Corp. Announces Closing of Upsized
$12.0 Million Public Offering

ATHENS, Greece, Jan. 24, 2025 (GLOBE NEWSWIRE) -- Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, today announced the closing of its public offering of 9,160,305 units at a public offering price of $1.31 per unit. Each unit consisted of one common share and one warrant to purchase one common share.

The common shares and accompanying warrants were purchased together in this public offering but were issued separately and were immediately separable upon issuance. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were $12.0 million. The Company intends to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, and fleet expansion.

Maxim Group LLC acted as sole placement agent in connection with the offering.

A registration statement on Form F-1 (File No. 333-284370) was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on January 23, 2025 and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, was filed with the SEC and became effective upon filing on January 23, 2025 (together, the “registration statement”). A final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. The offering was made only by means of a prospectus. Electronic copies of the prospectus relating to this offering may also be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information
Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com